EXHIBIT C

                             Memorandum of Agreement

Made and executed as of November __, 2005 by and between CYMI Private Equity II LLC. ("CYMI") on the one part, and the group of shareholders listed below (the "Klier Group"), represented by Mr. Shimon Klier ("SK"), on the other part.

     WHEREAS CYMI and the Klier Group, are shareholders of Arel Communications & Software Ltd. ("Arel"), and each of the Klier Group represents that he holds such number of Arel shares as are listed opposite its name below; and

     WHEREAS Arel intends to enter into going private transaction through a plan of arrangement to be ordered by the Tel-Aviv District Court (the "Arrangement"), and the parties have agreed to cooperate in effecting such Arrangement;

     NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. The Klier Group shall cooperate with CYMI in effecting the Arrangement and receipt of all required legal approvals.

2. Immediately following the date on which Arel announces the completion of the Arrangement, SK shall resign from Arel's Board. Notwithstanding and as long as Arel remains a private company, once a calendar quarter, SK only, on behalf of the Klier Group shall be entitled to (i) receive Arel's quarterly financial statements (ii) talk with Arel's CEO. The Board shall consult SK prior to making strategic decisions but shall not be obliged in any way to follow SK's advice.

3. If following the investment and conversion of the funds required for the Arrangement, CYMI/CLM shall make further investments in Arel, then such investments in an amount of up to US $ 7.5 million shall not be made in Arel's equity (securities, convertibles, etc.). In the event of any further investments, CYMI shall offer the Klier Group the opportunity to invest its pro-rata portion of any proposed investment simultaneously with CYMI (or its successors(1) or affiliates). Such offer shall be made in writing to SK on behalf of the Klier Group and SK shall have 10 business days to respond to such offer.

4. Each member of the Klier Group shall have a put option right to sell to CYMI (or its successors) its Arel shares for the same price per share(2) paid for the Arel shares purchased from the public shareholders in the Arrangement, for a period of 30 months following completion of the Arrangement. Payment for the sold shares shall be made no later than 60 days from the date of exercise of the option.

5. Following the completion of the Arrangement Arel shall no longer be a considered a public company under all applicable laws.

6. No member of the Klier Group shall be entitled to any additional rights with the exception of those provided to shareholders by law, other than those set forth in this Agreement.

7. This Agreement shall be construed in accordance with the laws of the State of Israel.

                               IN WITNESS WHEREOF:

     ---------------------------
     CYMI Private Equity II LLC.
        By: Mr. Les Banwart

                                                                        --------

(1) In the event of a sale by CYMI or its successors of their shares to a non-affiliated party SK Group shall have tag along rights.

(2) Currently, $1.50 per share.

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The Klier Group:


            NAME                 NO. OF SHARES             SIGNATURE
            ----                 -------------             ---------
Hagit & Shimon Klier               300,000
Zvi Klier                           60,000
Niri Klier                          50,000
Udi Klier                           50,000
Noam Klier                          60,000
Rachel Bin-Nun                     235,329

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